SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                    July 2004

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-12074 and 333-115598.



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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

1. Press Release re RADA Electronic Industries Ltd. Six Months Results for June 30, 2004 dated July 29, 2004.


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                                                                          ITEM 1
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Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Ltd. Six Months Results for June 30, 2004

Wednesday July 28, 12:19 pm ET

NETANYA, Israel, July 28 /PRNewswire-FirstCall/ --

RADA Electronic Industries Ltd. (Nasdaq SmallCap: RADIF - News) today reported its financial position and results of operations for the six months ended June 30, 2004. The company reported $6.9 million in revenues, an increase of 50 percent compared to $4.5 million for the first half of 2003. Net income for the first six months of 2004 was $163,000, compared to a loss of $550,000 in the first six months of 2003.

"Our results demonstrate an improvement in all of our economic and business indicators, and is a reflection of the growth trend in RADA over the past three years" said Adar Azancot, CEO of RADA. "The six months financial report confirms RADA's continues progress from the turnaround period to a period of growth. RADA completed a $5.88 million private placement of its securities on July 12th. The proceeds will provide us with financing necessary to initiate our strategic growth plan"

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries with a staff of 90 persons. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.


Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

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    UNAUDITED CONSOLIDATED BALANCE SHEETS

    U.S. dollars in thousands, except share and per share data


                                                     June 30,    December 31,
                                                        2004         2003
    ASSETS

    Current Assets                                    $ 5,939      $ 5,262

    Long-Term Receivables And Deposits                  2,722        2,572

    Property And Equipment, Net                         4,465        4,728

    Intangible Assets, Net                              1,848        1,987

    Total Assets                                     $ 14,974     $ 14,549

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Current Liabilities:                              $ 8,249      $ 7,978

    Long-Term Liabilities:                              3,250        3,268

    Minority Interests                                    407          425

    Shareholders' Equity:
     Share Capital
     Ordinary Shares Of Nis 0.005 Par Value -
     Authorized: 45,000,000 Shares At June 30, 2004
     And December 31, 2003; Issued And Outstanding:
     18,510,716 Shares At June 30, 2004 And December
     31, 2003                                             118          108
    Additional Paid-In Capital                         59,156       59,139
    Warrants                                            1,405        1,405
    Accumulated Deficit                               (57,611)     (57,774)

    Total Shareholders' Equity                          3,068        2,878

    Total Liabilities And Shareholders' Equity       $ 14,974     $ 14,549





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    UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

    U.S. dollars in thousands, except share and per share data

                                                 For the Six months ended
                                                         June 30,
                                                   2004             2003

    Revenues:
     Products                                    $ 5,210          $ 2,885
     Services                                      1,708            1,662

                                                   6,918            4,547
    Cost of revenues:
     Products                                      4,360            2,426
     Services                                        873            1,202

                                                   5,233            3,628

    Gross profit                                   1,685              919

    Operating expenses:
     Marketing, selling, general and
      administrative expenses                      1,378            1,307

    Operating income (loss)                          307             (388)
    Financial income (expenses), net                (172)            (231)
    Other expenses, net                               10               62
                                                     145             (557)

    Minority interests in losses of
    subsidiary                                        18                7

    Net income (loss)                              $ 163           $ (550)

    Earnings (loss) per share:
     Basic net earnings (loss) per share          $ 0.01          $ (0.03)
     Diluted net earnings (loss) per share        $ 0.01          $ (0.03)



    Contact: Elan Sigal- CFO
    RADA Electronic Industries Ltd.
    Tel: +972-9-8921129





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                   (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: July 29, 2004